Exhibit 99.3

AMENDED AND RESTATED DIP FACILITY TERM SHEET

Dated: July 24, 2023

WHEREAS Aleafia Health Inc. (“Aleafia”) and certain of its subsidiaries, as borrowers, and Red White & Bloom Brands Inc. (“RWB” or the “DIP Lender”, as the context dictates), as lender, are parties to a certain loan agreement made as of December 24, 2021, as guaranteed by certain other subsidiaries of Aleafia (as amended from time to time, the “Loan Agreement”);

AND WHEREAS the Loan Agreement and all security and ancillary documents granted in connection therewith were assigned to RWB pursuant to a letter agreement dated as of June 6, 2023;

AND WHEREAS Aleafia has requested that RWB provide it with further loans to fund Aleafia and certain of its subsidiaries’ restructuring efforts pursuant to a debtor-in-possession financing in the context of insolvency proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) (the “CCAA Proceedings”) under the jurisdiction of the Ontario Superior Court of Justice (Commercial List) (the “Court”);

AND WHEREAS the Borrowers (as defined below), the Guarantors (as defined below) and the DIP Lender entered into a DIP facility term sheet dated as of July 24, 2023 (the “Original DIP Facility Term Sheet”), pursuant to which the DIP Lender agreed to establish a DIP facility in favour of the Borrowers;

AND WHEREAS, subject to the terms and conditions contained herein (this “Agreement”), the parties hereto have agreed to amend and restate the Original DIP Facility Term Sheet on the terms and conditions set out below;

NOW THEREFORE, the parties, in consideration of the foregoing and the mutual agreements contained herein (the receipt and sufficiency of which are hereby acknowledged), agree as follows:

DEFINITIONS	Capitalized terms used but not otherwise defined herein shall have the meanings given to them on Schedule “A” hereto.
BORROWERS	Aleafia, Emblem Cannabis Corporation and Aleafia Farms Inc. (collectively, and on a joint and several basis, the “Borrowers”, and each a “Borrower”).
GUARANTORS

Each Borrower (in accordance with Section “Borrowers’ Guarantee” below), Growwise Health Limited, Emblem Realty Ltd., Emblem Corp., Canabo Medical Corporation, Aleafia Brands Inc., Aleafia Retail Inc., 2672533 Ontario Inc., 2676063 Ontario Inc. and Aleafia Inc. (collectively, the “Guarantors”).

The Guarantors hereby guarantee in favour of the DIP Lender the payment and performance of all Obligations of the Borrowers under or in connection with the DIP Facility.

DIP LENDER	Red White & Bloom Brands Inc. (the “DIP Lender”).

RESTATEMENT	This Agreement amends, restates and replaces the Original DIP Facility Term Sheet. All indebtedness, liabilities and obligations outstanding under the Original DIP Facility Term Sheet as at the date of this Agreement shall be indebtedness, liabilities and obligations hereunder without readvance, reborrowing or novation.

JOINT AND SEVERAL

Each of the Borrowers agree, acknowledge and confirm thatat their specific request the DIP Facility has been made available to all of them, and, in each case, that each individual Borrower’s ability to drawdown the full amount available for DIP Advances under the DIP Facility is not restricted except as specifically provided for in this Agreement. All covenants, agreements and obligations of the Borrowers contained in this Agreement relating to or in connection with the DIP Facility shall be joint and several covenants, agreements and obligations of each of the Borrowers as co-borrowers, and each of the Borrowers shall be jointly and severally liable for and obligated to repay all Obligations under the DIP Facility, in each case without the necessity of restating the words “jointly and severally” or “joint and several” in respect thereof. Such joint and several liability is independent of the duties, obligations and liabilities of each other Borrower. Each of the Borrowers waives all benefits of discussion and division among the Borrowers, and each of the Borrowers acknowledges and confirms that the DIP Lender shall have no obligation to pursue any other Borrower, as the case may be, or any Guarantor for all or any part of the Obligations under the DIP Facility before it can recover all such Obligations from it. Each Borrower acknowledges and confirms that it is fully responsible for all such Obligations even though it may not have requested a single DIP Advance.

Each of the Borrower’s liability for payment of the DIP Facility shall be a primary obligation, shall be absolute and unconditional, and shall constitute full recourse obligations of each of the Borrowers, enforceable against each of them to the full extent of their respective assets and properties. Each of the Borrowers expressly waives any right to require the DIP Lender to marshal assets in favour of any Borrower or any other Person or to proceed against any other Borrower or any collateral provided by any Person, and agrees that the DIP Lender may proceed against any Borrower or any collateral in such order as it shall determine in its sole and absolute discretion. To the extent permitted by law, any release or discharge, by operation of law, of any Borrower from the performance or observance of any obligation, covenant or agreement contained in this Agreement shall not diminish or impair the liability of any other Borrower in any respect. Each of the Borrowers unconditionally and irrevocably waives each and every defense, right to discharge, compensation and setoff of any nature which, by statute or under principles of suretyship, guaranty or otherwise, would operate to impair or diminish in any way the obligation of any Borrower under this Agreement, and acknowledges that such waiver is by this reference incorporated into each security agreement, collateral assignment, pledge and/or other document from each Borrower now or later securing the DIP Facility, and acknowledges that as of the date of this Agreement no such defense or setoff exists. Each of the Borrowers waives any and all rights (whether by subrogation, indemnity, reimbursement, or otherwise) to recover from any other Borrower any amounts paid or the value of any Property given by such Borrower pursuant to this Agreement or otherwise until the DIP Facility are irrevocably paid in full in cash.

BORROWER’S GUARANTEE

To the maximum extent permitted by Applicable Law and to the extent that a Borrower is deemed a guarantor, each Borrower unconditionally and absolutely, guarantees payment when due, whether by stated maturity, demand, acceleration or otherwise, of the Obligations and all existing and future indebtedness owing hereunder or in connection with the DIP Facility owed by each other Borrower and expressly waives any and all defenses now or hereafter arising or asserted by reason of (a) any extension, modification, forbearance, compromise, settlement or variation of any of the terms of the Obligations and the said indebtedness, (b) the discharge or release of any liability of any other Borrower or any other Person now or hereafter liable on the Obligations and the said indebtedness, by reason of bankruptcy or insolvency laws or otherwise, (c) the acceptance or release by the DIP Lender of any collateral, security or other guaranty from any Borrower or any other Person, or any settlement, compromise or extension with respect to any such collateral, security or other guaranty, (d) the avoidance, invalidity or unenforceability of any collateral, security or other guaranty from any Borrower or any other Person, (e) any failure to give any notice, demand, notice of dishonor, protest, presentment or non-payment, or any other notice, (f) any failure to comply with any Applicable Law in connection with any enforcement of any right or remedy against any collateral, security or other guaranty from any Borrower or any other Person, or (g) any action or inaction of the DIP Lender in any insolvency proceeding involving any Borrower or any other Person.

DIP FACILITY	A non-revolving loan (the “DIP Facility”) up to the maximum principal amount of $6,600,000 (the “Maximum Amount”) including an initial advance in an amount of $2,270,000 (the “Initial Advance”).
CURRENCY	Unless otherwise noted, the currency of the DIP Facility shall be Canadian Dollars.

MATURITY DATE

Unless accelerated by an Event of Default, the DIP Facility shall be paid in full in cash on the date (the “Maturity Date”) which is the earliest of:

(a) the date that is one hundred and twenty (120) days from the date of the Initial Advance (or such later date as the DIP Lender in its sole discretion may agree to in writing with the Borrowers, acting reasonably);

(b) the date on which (i) the stay of proceedings under the CCAA Proceedings is lifted without the consent of the DIP Lender, or (ii) the CCAA Proceedings are terminated for any reason;

(c) the closing of a sale or similar transaction (including pursuant to a subscription agreement and/or a reverse vesting purchase agreement) for all or substantially all of the assets and business, or in respect, of the Obligors pursuant to the SISP, which has been approved by an order entered by the Court;

(d) the implementation of a plan of compromise or arrangement within the CCAA Proceedings (a “Plan”) which has been approved by the requisite majorities of the Obligors’ creditors and by an order entered by the Court; or

(e) the conversion of the CCAA Proceedings into a proceeding under the Bankruptcy and Insolvency Act (Canada).

The Maturity Date shall be accelerated upon the occurrence of an Event of Default.

The DIP Lender’s commitment in respect of the DIP Facility shall expire on the Maturity Date and all amounts outstanding under the DIP Facility including accrued Interest and Legal Fees (collectively, the “Obligations”) shall be repaid in full on the Maturity Date without the DIP Lender being required to make demand upon the Borrowers or to give notice that the DIP Facility has expired and the Obligations are due and payable.

AVAILABILITY

Subject to the terms and conditions set forth in this Agreement, the Initial Order and the Restated Initial Order, the DIP Lender will make loans (the “DIP Advances”) to the Borrowers under the DIP Facility in an aggregate principal amount not to exceed the Maximum Amount, as follows:

(a)          Initial Advance: subject to the provisions hereunder under the heading CONDITIONS PRECEDENT TO THE DISBURSEMENT OF INITIAL ADVANCE, upon the issuance of the Initial Order by the Court, the amount of the Initial Advance, or such other lesser amount as may be approved by the Initial Order, will be made available to the Borrowers by the DIP Lender to finance the Borrowers’ operating requirements in accordance with the Initial Cash Flow Projections.

(b) Subsequent Advances: subject to the provisions hereunder under the heading CONDITIONS PRECEDENT TO THE DISBURSEMENT OF DIP ADVANCES (OTHER THAN THE INITIAL ADVANCE), and except as may be otherwise agreed in writing by the Borrowers and the DIP Lender, any further DIP Advances under the DIP Facility (each an “Additional Advance”) shall be made available to the Borrowers by the DIP Lender until the Maturity Date in accordance with the then applicable Cash Flow Projections approved by the DIP Lender in its sole discretion, from time to time, subject to duly issued orders of the Court.

Unless otherwise agreed to in writing in advance by the DIP Lender in its sole direction, each Additional Advance shall be made by the DIP Lender to the Borrowers as soon as practicable (and in any event within five (5) Business Days) after delivery to the DIP Lender of a drawdown certificate executed by the Borrowers certifying, inter alia, that (i) the advance corresponds with the then applicable Updated Cash Flow Projections for the one week period commencing the Monday following the date of the drawdown certificate, (ii) that there is no Default or Event of Default that has occurred and is continuing, and (iii) that the Borrowers are in compliance with the DIP Credit Documentation and the Restated Initial Order.

Notwithstanding the foregoing, the Borrowers shall not be required to submit a drawdown certificate to obtain the Initial Advance, the full amount of which shall be made available to the Borrowers by the DIP Lender immediately upon the satisfaction of the conditions precedent listed under the heading CONDITIONS PRECEDENT TO THE DISBURSEMENT OF INITIAL ADVANCE hereunder being satisfied by the Borrowers or otherwise waived by the DIP Lender in its sole discretion.

ACCOUNT

All DIP Advances shall be deposited into an account acceptable to the Borrowers, the Monitor and the DIP Lender and withdrawn to pay contemplated expenses under the then applicable Cash Flow Projections and otherwise in accordance with the terms hereof.

USE OF PROCEEDS AND CASH FLOW PROJECTIONS

The Initial Advance under the DIP Facility shall be used in accordance with the cash flow projections attached herewith as Schedule “B” (the “Initial Cash Flow Projections”), which have been prepared by the Borrowers in consultation with the Monitor. Any Additional Advances shall be used in accordance with the Updated Cash Flow Projections (collectively with the Initial Cash Flow Projections, the “Cash Flow Projections”), in each case, to fund working capital and general corporate needs of the Obligors during, and costs and expenses incurred by the Obligors in connection with, the CCAA Proceedings.

No proceeds of the DIP Advances may be used for any purpose other than in accordance with the Cash Flow Projections except with the prior written consent of the DIP Lender.

INTEREST RATE

Interest (“Interest”) on the principal outstanding amount of the DIP Advances (including the compounded interest referenced below) from the date each such DIP Advance is made (or, in the case of the compounded interest referenced below, the date that such interest is compounded), both before and after maturity, demand, default, or judgment until payment in full at a rate of 12.5% per annum, compounded and calculated weekly shall accrue and be added to the principal amount of the DIP Advances on the first day of each month.

All interest shall be calculated on the basis of a 365-day (or 366 day, as applicable) year, in each case for the actual number of days elapsed in the period during which it accrues.

All payments under or in respect of the DIP Facility shall be made free and clear of any withholding, set-off or other deduction.

If any provision hereof or the DIP Credit Documentation would obligate the Obligors to make any payment of interest or other amount payable to the DIP Lender in an amount or calculated at a rate which would be prohibited by law or would result in receipt by the DIP Lender of interest at a criminal rate (as construed under the Criminal Code (Canada)) then, notwithstanding that provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or result in a receipt by the DIP Lender of interest at a criminal rate.

FEES

The Borrower shall pay a commitment fee in the amount of $198,000.00 (the “Fee”), representing 3% of the Maximum Amount, $68,100.00 of which shall be fully earned upon the execution of this Agreement and shall be paid from the Initial Advance and the balance of which shall be fully earned upon the issuance of the Restated Initial Order and paid from the first Additional Advance following the date of the Restated Initial Order. For certainty, the Fee shall be secured by the DIP

Lender’s Charge.

COSTS AND EXPENSES

The Borrowers shall pay, on a bi-weekly basis, all reasonable and documented costs and expenses of the DIP Lender, and all reasonable and documented fees, expenses and disbursements of outside counsel, appraisers, field auditors, and any financial consultant, related to or in connection with the CCAA Proceedings, including, without limitation, reasonable and documented costs and expenses incurred by the DIP Lender in connection with the enforcement of any of the rights and remedies available hereunder.

DIP SECURITY

All Obligations of the Obligors under or in connection with the DIP Facility and any of the DIP Credit Documentation shall be secured by a Court Ordered Charge on all present and after- acquired personal and real, tangible or intangible property of the Obligors, in each case of any kind or nature whatsoever and wheresoever situated (the “DIP Lender’s Charge”) without the need for any further loan or security documentation or any filings or registrations in any public register or system.

CONDITIONS PRECEDENT TO THE DISBURSEMENT OF INITIAL ADVANCE	The DIP Lender’s obligation to make the Initial Advance hereunder is subject to, and conditional upon, the satisfaction of all of the following conditions precedent:
	1.	the Obligors’ application materials in connection with their application for the issuance of an initial order under the CCAA (in form and substance satisfactory to the DIP Lender, acting reasonably, the “Initial Order”) shall have been shared with the DIP Lender, and such application shall have been brought before the Court no later than July 25, 2023, on notice to such parties as are acceptable to the DIP Lender, acting reasonably;

	2.	the form of Initial Order shall be in form and substance satisfactory to the DIP Lender, acting reasonably;

	3.	KSV Restructuring Inc. shall have been appointed as the Monitor pursuant to the Initial Order;

	4.	the Initial Order (i) shall have been issued by the Court authorizing and approving the Initial Advance under the DIP Facility and granting the DIP Lender’s Charge in respect of the Initial Advance, and (ii) shall be in full force and effect and shall have not been stayed, reversed, vacated, rescinded, modified or amended in any respect adversely affecting the DIP Lender, unless otherwise agreed by the DIP Lender, acting reasonably;

	5.	except to the extent not permitted by the CCAA, the DIP Lender’s Charge shall have priority over all Liens granted by the Obligors against any of the undertakings, property or assets of the Obligors (collectively, the “Property”) except for an administrative charge on the Property in an aggregate amount not to exceed $500,000 under the Initial Order, which amount shall be increased to $1,250,000 under the Restated Initial Order (the “Administrative Charge”); and

	6.	the Initial Cash Flow Projections shall be acceptable to the DIP Lender, in its reasonable discretion.

CONDITIONS PRECEDENT TO THE DISBURSEMENT OF DIP ADVANCES (OTHER THAN THE INITIAL ADVANCE)	The DIP Lender’s obligation to make any Additional Advances hereunder is subject to, and conditional upon, the satisfaction of all of the following conditions precedent:

1.	the Obligors’ application materials in connection with their application for the Restated Initial Order shall be satisfactory to the DIP Lender, acting reasonably, and such application shall be brought before the Court no later than August 4, 2023, on notice to such parties as are acceptable to the DIP Lender, acting reasonably;

2.	an order amending and restating the Initial Order, in form and substance acceptable to the DIP Lender, acting reasonably, shall have been issued by the Court authorizing and approving the increase to the DIP Facility and granting the DIP Lender’s Charge (the “Restated Initial Order”) and the Restated Initial Order shall be in full force and effect and shall have not been stayed, reversed, vacated, rescinded, modified or amended in any respect adversely affecting the DIP Lender, unless otherwise agreed by the DIP Lender, acting reasonably;

3.	the DIP Lender’s Charge shall have priority over all Liens granted by the Obligors against any of the undertaking, property or assets of the Obligors except for the Administrative Charge;

4.	all amounts requested for a particular Additional Advance shall be consistent with the Updated Cash Flow Projections for the applicable period, or otherwise expressly agreed by the DIP Lender in advance;

5.	the terms and conditions of the Sale and Investment Solicitation Process (the “SISP”), including the various relevant milestones of such SISP and an outside date for the completion of the SISP (the “SISP Milestones”) approved by the Court, shall be in a form and substance satisfactory to the Monitor, and the DIP Lender shall be satisfied, acting reasonably, with the terms of the SISP and the SISP Order;

6.	the representations and warranties contained herein shall be true and correct; and

7.	no Default or Event of Default shall have occurred and be continuing.

Each of the Obligors agrees to indemnify and hold harmless the DIP Lender, its officers, directors, employees, representatives, advisors, solicitors and agents (collectively, the “Indemnified Persons”) from and against any and all actions, lawsuits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or suited against or involve any of the Indemnified Persons as a result of, in connection with or in any way related to the DIP Facility, this Agreement, or the DIP Credit Documentation, except to the extent that such actions, lawsuits, proceedings, claims, losses, damages, liabilities or expenses result from the gross negligence or willful misconduct of such Indemnified Persons.

REPRESENTATIONS AND WARRANTIES	Each of the Obligors represents and warrants to the DIP Lender, upon which the DIP Lender relies in entering into this Agreement and the other DIP Credit Documentation, that:

1.	The transactions contemplated by this Agreement and the other DIP Credit Documentation:

a.	upon the granting of either the Initial Order or the Restated Initial Order, are within the powers of the Obligors;

b.	have been duly authorized, executed and delivered by or on behalf of the Obligors;

c.	upon the granting of either the Initial Order or the Restated Initial Order, constitute legal, valid and binding obligations of the Obligors;

d.	upon the granting of either the Initial Order or the Restated Initial Order, do not require the consent or approval of, registration or filing with, or any other action by, any governmental authority, other than filings which may be made to register or otherwise record the DIP Lender’s Charge or any DIP Security granted pursuant to the DIP Credit Documentation;

2.	the business operations of the Obligors have been and will continue to be conducted in compliance with all Applicable Laws of each jurisdiction in which each such business has been or is being carried on;

3.	the Obligors obtained all licenses and permits required for the operation of their business, which licenses and permits remain, and after the date of the Initial Advance will remain, in full force and effect. No proceedings have been commenced to revoke or amend any of such licenses or permits and no notices advising of a breach or potential breach of the conditions of such licenses has been received;

	4.	except as reflected in the Cash Flow Projections and as disclosed in Schedule “C” hereto, and than those amounts the Obligors have made known to the DIP Lender to date, the Obligors have paid where due their obligations for payroll, employee source deductions, sales taxes, value added taxes and are not in arrears in respect of these obligations;

	5.	the Obligors do not have any defined benefit pension plans or similar plans; and

	6.	all factual information provided by or on behalf of the Borrowers to the DIP Lender for the purposes of or in connection with this Agreement or any transaction contemplated herein is, to the best of the Borrowers’ knowledge, true and accurate in all material respects on the date as of which such information is dated or certified and is not incomplete by omitting to state any fact necessary to make such information (taken as a whole) not materially misleading at such time in light of the circumstances under which such information was provided. In particular, and without limiting the generality of the foregoing, to the best of the Borrowers’ knowledge, all information regarding the Borrowers’ corporate structure is true and complete, and all public fillings and financial reports are complete and true in all material respects as of the date thereof.

AFFIRMATIVE COVENANTS	Each of the Obligors covenants and agrees to do the following:

1.	comply with the Cash Flow Projections, including making payments when scheduled to be made in accordance with the Cash Flow Projections, and their reporting and other obligations to deliver financial information to the DIP Lender hereunder; provided that, such reporting and financial information shall be prepared and delivered under the supervision of the Monitor;

2.	allow the DIP Lender, its designated representatives and financial advisors full access to the books and records of the Obligors on reasonable notice and during normal business hours and cause management thereof to fully cooperate with any advisors to the DIP Lender;

3.	use the proceeds of the DIP Facility only for the purposes set out herein;

4.	comply with the provisions of the Court orders made in the CCAA Proceedings;

5.	obtain the SISP Order no later than August 14, 2023;

6.	comply with the SISP and SISP Milestones following approval thereof by the Court in the CCAA Proceedings pursuant to the SISP Order;

7.	provide the DIP Lender with draft copies of all motions, applications, proposed orders or other material or documents that any of them intends to file within the CCAA Proceedings at least three (3) days prior to any service of such materials or, where it is not practically possible to do so at least three days prior to any such service, as soon as possible prior to such service;

8.	maintain all licenses required for the operation of their business in good standing;

9.	provide the DIP Lender with all correspondence between the Obligors and any governmental authority in respect of their cannabis licenses from and after the date of the Initial Order;

10.	the Initial Order, the Restated Initial Order and any other Court orders which are being sought by the Borrower shall be shared with the DIP Lender; provided that any Court order that directly impacts the DIP Facility and the DIP Lender’s Charge shall be in a form satisfactory to the DIP Lender, acting reasonably, subject to any amendments that are required by the Court;

11.	subject to any Court ordered limitations and appropriate confidentiality restrictions to the extent the DIP Lender participates in the SISP as a stalking horse purchaser or a bidder, use all reasonable efforts to keep the DIP Lender apprised on a timely basis of all developments with respect to the business and affairs of the Obligors and with respect to the SISP;

12.	deliver to the DIP Lender by no later than 5:00 p.m. (Toronto time) on Tuesday of each week (or, if Tuesday is not a Business Day, the following Business Day), updated 13-week cash flow projections, in form and substance satisfactory to the DIP Lender, in its discretion, reflecting the projected cash requirements of the Borrowers on a rolling-basis (the “Updated Cash Flow Projections”);

13.	concurrently with the weekly delivery of Updated Cash Flow Projections, provide a comparison to the previously delivered Updated Cash Flow Projections (or to the Initial Cash Flow Projections, if applicable) including applicable bank reconciliations;

14.	maintain all insurance with respect to the Property in existence as of the date hereof;

15.	forthwith notify the DIP Lender of any event or circumstance that, with the passage of time, may constitute an Event of Default;

16.	forthwith notify the DIP Lender of the occurrence of any Event of Default, or of any event or circumstance that may constitute a material adverse change from the Cash Flow Projections;

17.	duly and punctually pay or cause to be paid to the DIP Lender all principal and interest payable by it under this Agreement and under any other DIP Credit Documentation on the dates, at the places and in the amounts and manner set forth herein;

18.	comply in all respects with all Applicable Laws; and

	19.	comply in all material respects with their obligations under the DIP Credit Documentation.

NEGATIVE COVENANTS	Each of the Obligors covenants and agrees not to do the following, other than with the prior written consent of the DIP Lender, which consent shall not be unreasonably withheld:

	1.	sell, assign, transfer, lease or otherwise dispose of all or any part of its assets, tangible or intangible, outside the ordinary course of business, except for the disposition of any obsolete equipment or other assets or as permitted under the Initial Order or Restated Initial Order, or pursuant to the SISP Order;

	2.	make any payment of principal or interest in respect of existing (pre-filing date) indebtedness except as contemplated by the Cash Flow Projections, or declare or pay any dividends;

	3.	create or permit to exist indebtedness for borrowed money other than existing (pre-filing date) debt, debt contemplated by this DIP Facility and post-filing trade payables incurred in the ordinary course of business;

	4.	create or permit to exist any Liens on any of the Property other than Permitted Liens;

	5.	enter into or agree to enter into any investments (other than cash equivalents) or acquisitions of any kind, direct or indirect, in any business;

	6.	assume or otherwise agree to be bound by any contingent liabilities or provide any guarantee or financial assistance to any Person;

	7.	transfer, distribute, lend or otherwise provide any funds (whether arising from DIP Advances or otherwise) to any Affiliate unless such Affiliate is an Obligor;

	8.	enter into any amalgamation, reorganization, liquidation, dissolution, winding-up, merger or other transaction or series of transactions whereby, directly or indirectly, all or any significant portion of the undertaking, property or assets of any Obligor would become the property of any other Person or Persons unless authorized by the DIP Lender;

	9.	other than the Court Ordered Charges, seek or support a motion by another party to provide to a third party a charge upon any Property (including, without limitation, a critical supplier’s charge) without the prior consent of the DIP Lender;

	10.	amend or seek to amend the Initial Order or the Restated Initial Order, or without the prior approval of the Monitor, the SISP;

	11.	other than for cause, terminate the employment of any personnel required to maintain all of its cannabis licenses in good standing unless replaced in due course;

	12.	terminate or repudiate any agreement with the DIP Lender, solely in its capacity as lender under the DIP Facility;

	13.	seek or obtain any order from the Court that materially adversely affects the DIP Lender, except with the prior written consent of the DIP Lender; and

	14.	other then the two leases disclosed to the DIP Lender, disclaim any lease or agreement pursuant to section 32 of the CCAA, which is material to the business and operations of the Borrowers.

EVENTS OF DEFAULT	The occurrence of any one or more of the following events shall constitute an event of default (“Event of Default”) under this Agreement:

1.	failure of the Borrowers to pay principal or interest when due under this Agreement or any other DIP Credit Documentation;

2.	any other breach by any Obligor in the observance or performance of any provision, covenant (affirmative or negative) or agreement contained in this Agreement, provided, that, in the case of a breach of any affirmative covenant, such breach remains unremedied for longer than three (3) Business Days following receipt of notice thereof;

3.	the SISP Order has not been issued by the Court by August 14, 2023.

4.	if the total cumulative disbursements and receipts pursuant to the Cash Flow Projections are: (i) at any time during the first two weeks of the CCAA Proceedings, greater than 20% of the cumulative budget confirmed in the applicable Cash Flow Projections; and (ii) thereafter, greater than 10% of the cumulative budget confirmed in the applicable Cash Flow Projections, in each case measured on a weekly basis;

5.	(i) any order shall be entered reversing, amending, varying, supplementing, staying, vacating or otherwise modifying in any respect in a manner materially affecting the DIP Lender without the prior written consent of the DIP Lender, (ii) either the Initial Order or the Restated Initial Order shall cease to be in full force and effect in a manner that has a material adverse effect on the interests of the DIP Lender, or (iii) any Borrower shall fail to comply in any material respect that has an adverse effect on the interests of the DIP Lender with any order granted by the Court in the CCAA Proceedings;

6.	this Agreement or any other DIP Credit Documentation shall cease to be effective or shall be contested by an Obligor;

7.	any order is issued by the Court (or any other court of competent jurisdiction) that materially adversely affects the DIP Lender;

8.	the CCAA Proceedings are terminated or converted to bankruptcy proceeding or any order is granted by the Court (or any court of competent jurisdiction) granting relief from the stay of proceedings during the CCAA Proceedings (as extended from time to time until the Maturity Date), unless agreed by the DIP Lender, acting reasonably;

9.	any Plan is filed or sanctioned by the Court in a form and in substance that is not acceptable to the DIP Lender if such Plan does not either provide for the repayment of the obligations, in their entirety including compounded interest added to the principal, under the DIP Facility in full by the Maturity Date;

10.	if any of the Borrower’s cannabis licenses are revoked or any Borrower fails to comply with a material condition required to keep such licenses in good standing and such license is not reinstated or such Borrower’s failure to comply with such material condition continues for a period of five (5) Business Days;

11.	any of the Obligors makes any material payments of any kind not permitted by this Agreement, the Cash Flow Projections or any order of the Court; or

12.	borrowings under the DIP Facility exceed the Maximum Amount.

REMEDIES	Upon the occurrence and continuance of an Event of Default, subject to the DIP Credit Documentation, the DIP Lender may, upon written notice to the Borrower and the Monitor:

1.	terminate the DIP Facility;

2.	on prior written notice to the Obligors and the service list of no less than four (4) Business Days, apply to the Court for the appointment of an interim receiver or a receiver and manager of the Property or for the appointment of a trustee in bankruptcy of the Obligors;

3.	exercise the powers and rights of a secured party under any legislation; and

4.	exercise all such other rights and remedies under the DIP Credit Documentation and Orders of the Court in the CCAA Proceedings.

DIP LENDER APPROVALS	All consents of the DIP Lender hereunder shall be in writing. Any consent, approval, instruction or other expression of the DIP Lender to be delivered in writing may be delivered by any written instrument, including by way of electronic mail.

FURTHER ASSURANCES

The Obligors shall at their expense, from time to time do, execute and deliver, or will cause to be done, executed and delivered, all such further acts, documents (including, without limitation, certificates, declarations, affidavits, reports and opinions) and things as the DIP Lender may reasonably request for the purpose of giving effect to this Agreement and the DIP Lender’s Charge, perfecting, protecting and maintaining the Liens created by the DIP Lender’s Charge or establishing compliance with the representations, warranties and conditions of this Agreement or any other DIP Credit Documentation.

ENTIRE AGREEMENT	This Agreement, including the Schedules hereto and the DIP Credit Documentation, constitutes the entire agreement between the parties relating to the subject matter hereof. To the extent that there is any inconsistency between this Agreement and any of the other DIP Credit Documentation, this Agreement shall govern. Neither this Agreement nor any other DIP Credit Documentation, nor any terms hereof or thereof, may be amended, unless such amendment is in writing signed by the Obligors and the DIP Lender.

AMENDMENTS, WAIVERS, ETC.	No waiver or delay on the part of the DIP Lender in exercising any right or privilege hereunder or under any other DIP Credit Documentation will operate as a waiver hereof or thereof unless made in writing and signed by an authorized officer of the DIP Lender. Any consent to be provided by the DIP Lender shall be granted or withheld solely in its capacity, and having regard to its interests, as DIP Lender.

ASSIGNMENT	This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. The Obligors may not assign their rights and obligations under this Agreement without the written consent of the DIP Lender. The DIP Lender’s rights and obligations under this Agreement are fully assignable, to an Affiliate of the DIP Lender without the consent of (but with prior notice to) the Obligors. In addition, the DIP Lender’s rights and obligations under this Agreement are assignable, with the consent of the Obligors, acting reasonably, before an Event of Default to any other entity, and are freely assignable, without the consent of the Obligors (but with prior notice to), after an Event of Default has occurred and is continuing. Each of the Obligors hereby consents to the disclosure of any confidential information in respect of the Borrower to any potential assignee provided such potential assignee agrees in writing to keep such information confidential. A copy of all notices delivered pursuant to this section shall be delivered promptly to the Monitor.

SEVERABILITY	Any provision in any DIP Credit Documentation which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof and thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

PRESS RELEASES

The Borrowers shall not issue any press releases or other public disclosure, other than Court documents approved in the manner set out herein, naming the DIP Lender without its prior approval, acting reasonably, unless the Borrowers are required to do so by applicable securities laws or other Applicable Law.

COUNTERPARTS AND FACSIMILE SIGNATURES	This Agreement may be executed in any number of counterparts and by facsimile or e-mail transmission, each of which when executed and delivered shall be deemed to be an original, and all of which when taken together shall constitute one and the same instrument. Any party may execute this Agreement by signing any counterpart of it.

NOTICES	Any notice, request or other communication hereunder to any of the parties shall be in writing and be well and sufficiently given if delivered personally or sent by electronic mail to the attention of the person as set forth below:

In the case of the DIP Lender:

With a copy to:

Gowling WLG (Canada) LLP

1 First Canadian Place

100 King Street West, Suite 1600

Toronto, ON M5X 1G5

Attention: Virginie Gauthier, Katherine Yurkovich

Email: virginie.gauthier@gowlingwlg.com;

kate.yurkovich@gowlingwlg.com

In the case of the Obligors:

With a copy to:

Aird & Berlis LLP

Brookfield Place, 181 Bay Street, Suite 1800

Toronto, Canada

M5J 2T9

Attention: Kyle Plunkett

Email: kplunkett@airdberlis.com

In either case, with a copy to the Monitor:

KSV Restructuring Inc.

222 Bay Street, 13th Floor

Toronto ON M5J 2W4

Attention: Noah Goldstein

Email: ngoldstein@ksvadvisory.com

In either case, with a copy to the Monitor’s counsel:

Osler Hoskin & Harcourt LLP

First Canadian Place, 100, 1 King St W

Suite 6200,

Toronto, ON M5X 1B8

Attention: Marc Wasserman Email : mwasserman@osler.com
GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the Obligors irrevocably submits to the non-exclusive courts of the Province of Ontario, waives any objections on the ground of venue or forum non conveniens or any similar grounds, and consents to service of process by mail or in any other manner permitted by relevant law.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

IN WITNESS HEREOF, the parties hereby execute this Agreement as of the date first written above.

ALEAFIA HEALTH INC.
By:	/s/ “Tricia Symmes”
Name: Tricia Symmes
Title: CEO
EMBLEM CANNABIS CORPORATION
By:	/s/ “Tricia Symmes”
Name: Tricia Symmes
Title: CEO
ALEAFIA FARMS INC.
By:	/s/ “Tricia Symmes”
Name: Tricia Symmes
Title: CEO
EMBLEM CORP.
By:	/s/ “Tricia Symmes”
Name: Tricia Symmes
Title: CEO
CANABO MEDICAL CORPORATION
By:	/s/ “Tricia Symmes”
Name: Tricia Symmes
Title: CEO
ALEAFIA INC.
By:	/s/ “Tricia Symmes”
Name: Tricia Symmes
Title: CEO

EMBLEM REALTY LTD.
/s/ “Tricia Symmes”
Name: Tricia Symmes
Title: CEO

GROWWISE HEALTH LIMITED.
/s/ “Tricia Symmes”
Name:	Name: Tricia Symmes
Title:	Title: CEO

RED WHITE & BLOOM BRANDS INC.
/s/ “Eddie Mattei”
Name: Eddie Mattei
Title: CFO

SCHEDULE “A”

Additional Definitions

“Affiliate” means, in respect of any Person at any date, (a) any corporation, company, limited liability company, association, joint venture or other business entity of which securities, membership interests or other ownership interests representing fifty percent (50%) or more of the voting power of all equity interests are owned or held, directly or indirectly, by such Person, (b) any partnership, limited liability company or joint venture wherein the general partner, managing partner or operator is, directly or indirectly, such Person, or (c) any other Person that is otherwise directly or indirectly controlled by such Person.

“Applicable Laws” means all federal, provincial, municipal and local laws, statutes, regulations, codes, acts, permits, licenses, ordinances, orders, by-laws, guidelines, notices, protocols, policies, directions and rules and regulations, including those of any governmental or other public authority, which may now, or at any time hereafter, govern, be applicable to or enforceable against or in respect of the Obligors, the operation of their business or their property, as the case maybe, including Cannabis Laws.

“Business Day” means a day on which banks in Toronto, Ontario are open for business.

“Cannabis Laws” means the Cannabis Licence Act, 2018, S.O. 2018, c.12, Sched. 2, the Cannabis Act, S.C. 2018, c. 16 (Canada), the Cannabis Control Act, 2017, S.O. 2017, c. 26, Schedule 1 (Ontario), and any other applicable governing legislation and the regulations thereunder, all as may be amended, supplemented or replaced from time to time and those which regulate the sale or distribution of cannabis (in various forms), cannabinoid product or paraphernalia commonly associated with cannabis and/or related cannabinoid products.

“Court Ordered Charges” means the Administrative Charge, the Directors’ Charge and the DIP Lender’s Charge.

“Default” means any Event of Default or any condition or event which, after notice or lapse of time or both, would constitute an Event of Default.

“DIP Credit Documentation” means this Agreement, the orders of the Court approving it and any other definitive documentation in respect of the DIP Facility that are in form and substance satisfactory to the DIP Lender.

“DIP Security” means the contractual security and contractual hypothecary documents granted by the Borrower providing for a security interest/hypothec in and lien on all now- owned and hereafter-acquired assets and property of the Borrower, real and personal, tangible or intangible and all proceeds therefrom, but excluding (i) such assets, if any, as the DIP Lender in its discretion determines to be immaterial or to be assets for which the cost and other burdens of establishing and perfecting a security interest outweigh the benefits of establishing and perfecting a security interest, and (ii) other exceptions to be mutually agreed.

“Directors’ Charge” means a super-priority Court-ordered charge against the assets of the Obligors securing the indemnity granted by the Obligors to their respective directors and officers in an amount not to exceed $835,000 under the Initial Order, which amount is not to exceed $2,850,000 under the Restated Initial Order.

“Legal Fees” means all reasonable and documented legal fees that the DIP Lender will have to pay to its legal counsel in connection with any and all tasks related to this Agreement, the orders of the Court, the DIP Facility or the DIP Credit Documentation.

“Liens” means all mortgages, pledges, charges, encumbrances, hypothecs, liens and security interests of any kind or nature whatsoever.

“Monitor” means KSV Restructuring Inc.

“Obligors” means the Borrower and the Guarantors.

“Permitted Liens” means (i) the Court Ordered Charges; (ii) the liens registered against the Obligors in the Provinces of Ontario, British Columbia, Alberta, Manitoba and Saskatchewan as more particularly described in the search summaries attached to the Affidavit of Patricia Symmes-Rizakos sworn on July 24, 2023 in connection with the CCAA Proceedings, and (iii) liens, if any, in respect of amounts payable by an Obligor for wages, vacation pay, deductions, sales tax, excise tax, tax payable pursuant to Part IX of the Excise Tax Act (Canada), income tax and workers compensation claims.

“Person” means an individual, partnership, corporation (including a business trust), joint venture, limited liability company or other entity, or governmental authority.

“Plan” means the implementation of a plan of compromise or arrangement within the CCAA proceedings which has been approved by the requisite majorities of the Borrower’s creditors and by order entered by the Court and by the DIP Lender.

“SISP” means the Court-supervised sales and investment solicitation process to be undertaken by the Borrower and the Guarantors pursuant to the SISP Order.

“SISP Order” means an order of the Court approving the SISP in respect of the assets, undertakings and properties of the Obligors, satisfactory to the DIP Lender, acting reasonably.

SCHEDULE “B”

Initial Cash Flow Projections

(see attached)

SCHEDULE “C”

Outstanding Obligations for Payroll, Employee Source Deductions, Sales Taxes, Value Added Taxes

•  As at June 30, 2023, the Obligors had approximately $9.3 million in excise tax arrears (net of deposits) and approximately $2.5 million in sales tax arrears. The Obligors are current on payroll obligations and payroll source deductions.